GOLDEN GOLIATH RESOURCES LTD.                                       TSX-V:GNG

675 West Hastings Street, #711, Vancouver, British Columbia  Canada  V6B 1N2

Telephone: 604-682-2950

e-mail: jps@goldengoliath.com

website: www.goldengoliath.com

July 21, 2009

Brad Skinner

US Securities and Exchange Commission

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-F Annual Report Fiscal 2008

    Golden Goliath Resources Ltd.; SEC file # 0-31204

Dear Mr. Skinner:

Golden Goliath’s Form 20-F Annual Report Amendment #1 and a “blacklined” copy which highlights each revision has now been filed via EDGAR. Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-F Annual Report text page numbers where each appears.

Response to SEC Letter dated 5/14/2009:

Comment	Page	Response

1	58	Management did conduct the required evaluation. The language of ITEM #15 has been revised to provide the proper discussion of the Company’s assessment of internal controls.

2	20

The Company optioned its Corona Property to Comstock Capital, a transaction that the Company did not rise to a materiality level outside a “normal course of business” that required filing the documents as an exhibit.  Comstock filed the documents with TSX Venture Exchange in anticipation of their initial listing because the transaction was “material” for them; subsequently Comstock did not continue with the listing.  The Company herein submits the original agreement and amendment as exhibits to its FY2008 Annual Report.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

Stephen Pearce

Stephen Pearce

Chief Financial Officer